Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated August 6, 2014

Fantex, Inc.

On July 31, 2014, a media publication, attached hereto as Annex A, was released by Futures (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”). The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437, respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014 and the EJ Manuel Offering was completed on July 21, 2014. The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references “523,700 shares of Buffalo Bills quarterback EJ Manuel and shares of his convertible tracking stock.” The Company notes that holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in Erik R. Manuel, Jr. (“EJ Manuel”), his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company offered Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•                  The Article states, “The IPO required help from the company which stepped up to buy 250,000 shares, or 48 percent of its own shares of the total offered amount.” The Company clarifies that Fantex Holdings, Inc., our parent company, purchased 250,000 shares of Fantex Series EJ Manuel at the initial public offering price, and that certain of the directors of Fantex Holdings, Inc. purchased an aggregate of 27,934 shares of Fantex Series EJ Manuel at the initial public offering price.

•                  The Article states that the “[n]ext [securities that Fantex intends to offer are] Mohamed Sanu, wide receiver for the Cincinnati Bengals.” The Company clarifies that it expects to offer 164,300 shares of Fantex Series Mohamed Sanu in connection with the Mohamed Sanu Offering.

•                  The Article also states that “Fantex will pay [EJ] Manuel almost $5 million up front to receive 10% of his future earnings tied to his ‘brand,’” and further states that “[t]hese future earnings include any NFL contracts, marketing endorsements, post-career broadcasting contracts, and any other checks he’ll cash through his NFL ‘brand.’” The Company clarifies that under the EJ Manuel Brand Contract, brand income generally means gross monies or other consideration (including rights to make investments) that EJ Manuel receives as a result of his skills and brand, including salary and wages from being an athlete in the NFL and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contract with EJ Manuel, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “intend,” “believe,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Futures Article dated July 31, 2014

EJ Manuel’s IPO gets by with a little help from his friends...and fans

By Jeff Joseph | July 31, 2014,

Sports brokerage Fantex announced it raised enough capital to close 523,700 shares of Buffalo Bills quarterback EJ Manuel and shares of his convertible tracking stock. The IPO required help from the company which stepped up to buy 250,000 shares, or 48 percent of its own shares of the total offered amount.

Trading under the Fantex ticker EJMLL, the stock began trading last week at Fantex.com. This is the second successful athlete IPO that Fantex has been able to close. CEO Buck French voiced his excitement on the success of the program and future plans to build E.J. Manuel’s NFL Brand.

“We intend to continue our work of building EJ’s brand persona in the marketplace and bring new athletes to the platform,” said Fantex CEO Buck French. “We are excited to have our second stock trading on the platform and intend to bring more securities to market this year.” (Next up, Mohamed Sanu, wide receiver for the Cincinnati Bengals)

Fantex, a sports marketing stock exchange, allows traders to capture a share of contracted athletes’ career earnings potential. On its exchange, Fantex offered 523,700 shares of stock at $10 per share on Manuel. In return, Fantex will pay Manuel almost $5 million up front to receive 10% of his future earnings tied to his “brand.”

These future earnings include any NFL contracts, marketing endorsements, post-career broadcasting contracts, and any other checks he’ll cash through his NFL “brand.”

A full exploration of the firm’s operations, business model and potential risks to investors is the subject of a feature story in the print debut of The Alpha Pages around Aug. 1, 2014.

In addition to a feature on Fantex, the first issue includes an interview with Senator Rand Paul (R-KY), an investigation into the rising use of Bitcoin in online poker, and a look at the competition between hedge funds and liquid alternative funds for market share.

The Alpha Pages will appear quarterly as a supplement inside the August issue of Futures—the magazine’s milestone 500th print issue. Barnes and Noble stores across the country will be promoting Futures #500 (including, The Alpha Pages print debut) as a featured title.

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